UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
GP STRATEGIES CORPORATION (Name of Issuer)
Common Stock, par value $0.01 per share (Title Class of Securities)
36225V104 (CUSIP Number)
Dan Friedberg Sagard Capital Partners, L.P. 325 Greenwich Avenue Greenwich, CT 06830 203-629-6700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 16, 2011 (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial fling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36225V104	Page 2 of 25

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 2,882,143
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,882,143
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,882,143
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.4%
14	Type of Reporting Person: PN

CUSIP No. 36225V104	Page 3 of 25

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 2,882,143
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,882,143
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,882,143
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.4%
14	Type of Reporting Person: CO

CUSIP No. 36225V104	Page 4 of 25

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 2,882,143
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,882,143
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,882,143
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.4%
14	Type of Reporting Person: CO

Statement on Schedule 13D

    This Amendment No. 1 to Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Shares”), of GP Strategies Corporation, a Delaware corporation the (“Issuer”).  This Amendment No. 1 to Schedule 13D is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated December 30, 2009.  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

Item 2.    Identity and Background.

    Exhibit B, setting forth the name, citizenship, occupation and principal business address of each of the directors and executive officers of GP and Manager, is hereby amended and restated in its entirety by the list attached as Exhibit B to this Amendment No. 1 to Schedule 13D.

    Exhibit C, setting forth the name, citizenship, occupation and principal business address of each of the directors and executive officers of PCC, is hereby amended and restated in its entirety by the list attached as Exhibit C to this Amendment No. 1 to Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration

    The 7,000 additional Shares (in addition to the 2,875,843 Shares reflected in the initial Schedule 13D) reported herein as being currently beneficially owned were transferred to Sagard by the Issuer as grants from time to time pursuant to the Issuer’s equity incentive plans, which are applicable to the service of Dan Friedberg as a director of the Issuer.  The most recent grant of 900 Shares occurred on September 30, 2011.

    All Shares to be purchased pursuant to the Rule 10b5-1 Purchase Plan (as defined below) will be acquired with Sagard’s working capital.

Item 4.       Purpose of Transaction.

    Item 4 is hereby supplemented by the addition of the following:

    See Item 6 for a description of the certain Rule 10b5-1 Purchase Plan adopted by Sagard.  Purchases pursuant to the Rule 10b5-1 Purchase Plan are subject to the “Standstill Restrictions” contained in the Purchase Agreement.  Pursuant to the Purchase Agreement, Sagard agreed to certain standstill provisions that, among other things, prohibit Sagard from acquiring beneficial ownership of more than 19.9% of the Issuer’s common stock (calculated on a fully diluted basis) for two years from the date of the Purchase Agreement (excluding, for purposes of this calculation, securities that Sagard may acquire pursuant to certain special preemptive rights, which are not subject to the 19.9% maximum), and from acquiring beneficial ownership of more than 23% of the Issuer’s common stock (calculated on a fully diluted basis) thereafter.

Item 5.        Interest in Securities of the Issuer.

    Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

(a)           Each Reporting Person beneficially owns 2,882,143 Shares, which represents 15.4% of the outstanding Shares, based upon 18,743,886 Shares outstanding as of October 28, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter ended September 30, 2011.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by Power Corporation of Canada and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of Power Corporation of Canada whose ownership of securities is disaggregated from that of Power Corporation of Canada in accordance with the Release.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote:  2,882,143

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  2,882,143

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)           Other than the transfer of 900 Shares to Sagard on September 30, 2011 (as described in Item 3) and the adoption of the Rule 10b5-1 Purchase Plan, Sagard has not effected any transactions in the Shares during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

Rule 10b5-1 Purchase Plan

    On November 16, 2011, Sagard Capital Partners, L.P. entered into a Rule 10b5-1 Purchase Plan (the “Rule 10b5-1 Purchase Plan”), a copy of which is attached as Exhibit F to this Amendment No. 1 to Schedule 13D, relating to the proposed purchase of Shares by Jefferies & Company, Inc. (the “Broker”).

    The Rule 10b5-1 Purchase Plan provides that the Broker shall purchase Shares on behalf of Sagard at such prices and in such quantities as the Broker determines to be appropriate in accordance with the terms of the Rule 10b5-1 Purchase Plan.  The Broker is authorized to begin purchasing Shares pursuant to the Rule 10b5-1 Purchase Plan on November 17, 2011 and will cease purchasing Shares on the earliest to occur of (i) the date on which the Broker is required to suspend or terminate purchases under the Rule 10b5-1 Purchase Plan, (ii) the date on which the Broker receives notice of the dissolution of Sagard, (iii) the date on which the Issuer or any other person publicly announces a tender or exchange offer with respect to the Shares or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which Shares are to be exchanged or converted into shares of another company, (iv) the date on which the Broker receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by Sagard’s bankruptcy or insolvency, (v) the date on which the aggregate number of Shares purchased pursuant to the Rule 10b5-1 Purchase Plan reaches 1,250,000 Shares in the aggregate (as adjusted for splits, reverse splits, share dividends, share combinations and the like) and (vi) November 16, 2012.

Item 7.          Material to Be Filed as Exhibits.

Exhibit A	Persons Who may be Deemed to Control the Reporting Persons (previously filed).

Exhibit B	Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corporation (previously filed).

Exhibit C	Executive Officers and Directors of Power Corporation of Canada (previously filed).

Exhibit D
Securities Purchase Agreement between GP Strategies Corporation and Sagard Capital Partners, L.P., dated December 30, 2009 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by GP Strategies Corporation on December 31, 2009).

Exhibit E
Registration Rights Agreement between GP Strategies Corporation and Sagard Capital Partners, L.P., dated December 30, 2009 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by GP Strategies Corporation on December 31, 2009).

Exhibit F	Rule 10b5-1 Purchase Plan between Sagard Capital Partners, L.P. and Jefferies & Company, Inc. (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2011	SAGARD CAPITAL PARTNERS, L.P.
	By:	Sagard Capital Partners GP, Inc., its general partner
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President and Chief Executive Officer)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Philip K. Ryan
(ii)	Director
(iii)	United States
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Director and Executive Officer (Treasurer)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Director and Executive Officer (Secretary)
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President and Chief Executive Officer)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Philip K. Ryan
(ii)	Director
(iii)	United States
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Director
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Director and Executive Officer (Secretary)
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michael Braner
(ii)	Executive Officer (Vice-President and Treasurer)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Adam Weiss
(ii)	Executive Officer (Vice-President and Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

Exhibit C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, Montréal, 30th Floor, Montreal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel Coutu
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Canadian Oil Sands Limited
(v)	2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary (Alberta), Canada T2P 3N9
(vi)	None
(vii)	None

(i)	Laurent Dassault
(ii)	Director
(iii)	France
(iv)	Vice-President, Groupe Industriel Marcel Dassault SA
(v)	9, Rond-Point des Champs Elysées, 75008 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul G. Desmarais
(ii)	Director
(iii)	Canada
(iv)	Chairman of the Executive Committee, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Director
(iii)	Canada
(iv)	Director and Vice-Chairman, Sanpalo Investments Corporation
(v)	759 Square Victoria, Montreal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	President, Wittington Investments, Limited
(v)	22 St.Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7
(vi)	None
(vii)	None

(i)	Robert Gratton
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Vice-Chair and Vice-President, Corporate Development, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3315, Montreal (Québec), Canada H3B 3N2
(vi)	None
(vii)	None

(i)	Donald F. Mazankowski
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	80 Nottingham Inlet, Sherwood Park (Alberta), Canada T8A 6N2
(vi)	None
(vii)	None

(i)	Raymond L. McFeetors
(ii)	Director
(iii)	Canada
(iv)	Chairman, Great-West Lifeco Inc.
(v)	100 Osborne Street North, Winnipeg (Manitoba), Canada R3C 3A5
(vi)	None
(vii)	None

(i)	Jerry E.A. Nickerson
(ii)	Director
(iii)	Canada
(iv)	Chairman of the Board, H.B. Nickerson & Sons Limited
(v)	255 Commercial Street, P.O. Box 130, North Sydney (Nova Scotia), Canada B2A 1B9
(vi)	None
(vii)	None

(i)	James R. Nininger
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	17 Dow’s Lake Road, Ottawa (Ontario), Canada K1S 4L1
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Robert Parizeau
(ii)	Director
(iii)	Canada
(iv)	Chairman, Aon Parizeau Inc.
(v)	700, de la Gauchetière West, Suite 1800, Montreal (Québec), Canada H3B 0A4
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Vice-Chairman , Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	John A. Rae
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Office of the Chairman of the Executive Committee, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States
(iv)	President and Chief Executive Officer, SIFMA
(v)	120 Broadway, 35th Floor, New York, NY 10271 U.S.A.
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Philip K. Ryan
(ii)	Executive Officer
(iii)	United States
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
and Power Financial Corporation
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Edward Johnson
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Peter Kruyt
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Exhibit F

Rule 10b5-1 Purchase Plan

This Rule 10b5-1 Purchase Plan is entered into on November 16, 2011 (This “Plan”) between Sagard Capital Partners, L.P. (“Purchaser”) and Jefferies & Company, Inc. (“Broker”), acting as agent for Purchaser.

Recitals

A.           This Purchase Plan is entered into between Purchaser and Broker for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

B.           Purchaser is establishing this Purchase Plan in order to permit the orderly acquisition of Common Stock, par value $.01 per share (the “Stock”), of GP Strategies Corporation (the “Issuer”).  The parties confirm that this Purchase Plan shall automatically be deemed to refer to General Physics Corporation, as surviving corporation in the proposed merger of the Issuer with and into General Physics Corporation, its subsidiary, from and after the effective date of such merger.  Furthermore,  from and after the effective time of such merger, all references herein to the “Issuer” shall include General Physics Corporation, as such surviving corporation, and all references to “Stock” shall refer to the Common Stock of General Physics Corporation.

Article I
Purchaser’s Representations, Warranties and Covenants

1.1.           As of the date hereof, Purchaser is not aware of any material nonpublic information concerning the Issuer or its securities.  Purchaser is entering into this Plan in good faith and not as part of a plan or scheme to evade compliance with the Federal securities laws.

1.2.           Purchaser agrees that Purchaser shall not, directly or indirectly, communicate any information relating to the Stock or the Issuer to any employee of Broker or its affiliates who is involved, directly or indirectly, in executing this Plan at any time while this Plan is in effect.  Any notice given to Broker pursuant to this Plan shall be given in accordance with Section 5.5.

1.3.           (a)           Purchaser agrees to provide Broker with a certificate dated as of the date hereof and signed by the Issuer substantially in the form of Exhibit B hereto prior to commencement of the Plan Period (as defined below).

(b)           To the extent permitted by law and applicable Issuer policies, Purchaser agrees to notify Broker's compliance office by telephone at the number set forth in Section 5.5 below as soon as practicable if  Purchaser becomes aware of the occurrence of any legal, contractual or regulatory restriction that is applicable to Purchaser or its affiliates, including, without limitation, any restriction related to a merger or acquisition or a stock offering requiring an affiliate lock-up, and that would prohibit any purchases pursuant to the Plan (other than any such restriction relating to Purchaser’s possession or alleged possession of material nonpublic information about the Issuer or its securities).  Such notice shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Purchaser and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Broker.

1.4.           The execution and delivery of this Plan by Purchaser and the transactions contemplated by this Plan will not contravene any provision of applicable law or any agreement or other instrument binding on Purchaser or any of Purchaser’s affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Purchaser or Purchaser’s affiliates.

1.5.           Purchaser has consulted with its own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with, Purchaser’s adoption and implementation of this Plan.  Purchaser acknowledges that Broker is not acting as a fiduciary of or an advisor to Purchaser.

1.6.           Purchaser agrees, until this Plan has been terminated, that Purchaser shall not (i) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to purchase or sell Stock, or (iii) adopt a plan for trading with respect to Stock other than this Plan.

1.7.          (a)           Purchaser agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Purchaser.

(b)           Purchaser agrees that Purchaser shall at all times during the Plan Period, in connection with the performance of this Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

1.8.           Purchaser acknowledges and agrees that Purchaser does not have, and shall not attempt to exercise, any influence over how, when or whether to effect purchases of Stock pursuant to this Plan, except as specifically provided herein.

1.9.           Purchaser agrees to notify Broker in writing, if the Purchaser is notified by the Issuer or legal counsel that purchases under this Plan must comply with Rule 10b-18 under the Securities Act of 1934.

Article II
Implementation of the Purchase Plan

2.1.           Purchaser hereby appoints Broker as its agent to purchase shares of Stock as described on Exhibit A of this Plan (“Trading Formula”).  Subject to such terms and conditions, Broker hereby accepts such appointment.

2.2.           Broker is authorized to begin purchasing Stock pursuant to this Plan on November 17, 2011 and shall cease purchasing Stock on the earliest to occur of (i) the date on which Broker is required to suspend or terminate purchases under this Plan pursuant to Section 3.1 below, (ii) the date on which Broker receives notice of the dissolution of Purchaser, (iii) the date on which the Issuer or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into shares of another company (other than the merger of the Issuer with and into General Physics Corporation), (iv) the date on which Broker receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by Purchaser’s bankruptcy or insolvency, (v) the date that the aggregate number of shares of Stock purchased pursuant to this Plan reaches 1,250,000 shares (the “Total Purchase Amount”) (as such number of shares is adjusted for stock splits, reverse splits, share combinations and the like), and (vi) November 16, 2012.  The period of time between the commencement of purchases and the termination of purchases under this Purchase Plan shall be the “Plan Purchase Period.”

2.3.           (a)           During the Plan Purchase Period, Broker shall purchase the Stock in accordance with Exhibit A at such times, at such prices and in such quantities as Broker determines to be appropriate in accordance with the terms of this Agreement.

(b)           Subject to the restrictions set forth in Sections 2.1 and 2.2 above, Broker shall purchase shares of Stock under ordinary principles of best execution at the then-prevailing market price.  Broker will not delegate or transfer execution of purchases of Stock to another Financial Institution.

(c)           Broker shall, before the close of business on each Purchase Day, provide the individuals identified in Section 5.5(c) below with the amount of shares of Stock purchased, the purchase prices of each of such purchase and such other information as they may reasonably require in order to permit timely compliance by Purchaser or its affiliates, as applicable, with the requirements of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(d)           The Total Purchase Amount, if applicable, shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the Plan Purchase Period.

2.4.           Broker shall not purchase Stock hereunder at any time when:

(i)          Broker, in its sole discretion, has determined that a market disruption, banking moratorium, trading suspension, outbreak or escalation of hostilities or other crisis or calamity has occurred that, in Broker’s judgment, made it impracticable for Broker to effect purchases of the Stock; or

(ii)         Broker, in its sole discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Purchaser or Purchaser’s affiliates (other than any such restriction relating to Purchaser’s possession or alleged possession of material nonpublic information about the Issuer or its securities); or

(iii)        Broker, in its sole discretion, has determined that to do so would materially impact the trading price for the Stock; or

(iv)        Broker has received notice from the Purchaser of the occurrence of any event contemplated by Section 1.3(b) above; or

(v)         Broker has received notice from Purchaser to terminate the Purchase Plan in accordance with Section 3.1(a) below.

2.5.           In order to settle purchases of shares of Stock pursuant to this Plan, Purchaser agrees to deliver cash into an account at Broker in the name of and for the benefit of Purchaser (the “Plan Account”), on a normal three-day settlement basis.

2.6.           Broker may purchase Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise.  Purchaser agrees that if Broker is a market maker in the Stock at the time that any purchase is to be made under this Plan, Broker, in its capacity as market maker, may, at its sole discretion, sell the Stock to Purchaser.

Article III
Termination; Amendment of Purchase Plan

3.1.           (a)           This Plan may be suspended or terminated by Purchaser at any time upon two days prior written notice sent to Broker by overnight mail and by facsimile at the address and fax number set forth in Section 5.5 below.  Purchaser agrees that Purchaser shall not suspend or terminate this Plan except upon consultation with Purchaser’s own legal advisors.

(b)           This Plan shall be suspended if Broker receives notice from the Issuer of the occurrence of any event contemplated by Section 1.3(b) above.

3.2.           Purchaser agrees that Broker will execute this Plan in accordance with its terms and will not be required to suspend or terminate any purchases of the Stock unless Broker has received notice from Purchaser or the Issuer in accordance with Section 3.1 above at least one days prior to the date on which this Plan is to be suspended or terminated.

3.3.           This Plan may be amended by Purchaser only upon the written consent of Broker and receipt by Broker of the following documents, each dated as of the date of such amendment:

(i)   a representation signed by the Issuer substantially in the form of Exhibit B hereto;

(ii)           a certificate signed by Purchaser certifying that the representations and warranties of Purchaser contained in this Plan are true at and as of the date of such certificate as if made at and as of such date; and

Article IV
Indemnification; Limitation of Liability

4.1.           Purchaser agrees to indemnify and hold harmless Broker and its directors, officers, employees, agents and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim): (i) arising out of or attributable to actions taken or not taken by any of them under this Plan, except in the case of any claims, losses, damages or liabilities resulting from Broker’s gross negligence or willful misconduct; (ii) arising out of or attributable to any breach by Purchaser of this Plan (including Purchaser’s representations and warranties in this Plan); or (iii) any violation by Purchaser of applicable laws or regulations.  This indemnification will survive termination of this Plan.

4.2.           Notwithstanding any other provision of this Plan, neither Broker nor any of its directors, officers, employees, agents or affiliates shall be liable to Purchaser or any other person or entity: (i) as a result of actions taken or not taken by any of them under this Plan, except in the case of a liability resulting from Broker’s gross negligence or willful misconduct; (ii) for special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (iii) for any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond Broker’s reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God.”

Article V
General

5.1.           Shares.  Shares of Stock purchased under this Plan will be delivered into the Plan Account as such shares of Stock become available to the Purchaser at an account number provided to Broker in accordance with Section 5.5 below on a normal three-day settlement basis.  Any commission per share hereunder shall be as set forth on Exhibit A.  No other commissions, account maintenance fees or other fees for execution of transactions under this Plan shall be payable by Purchaser to Broker.

5.2.           Broker is expressly not authorized to pledge, lend, rehypothecate or otherwise transfer cash and/or shares of Stock from the Plan Account or to borrow in order to complete any purchase on behalf of Purchaser pursuant to this Plan.  Purchaser will not be responsible for any expense or loss which Broker may sustain relating to borrowing or purchase of shares of the Stock in contravention of this Plan, including any expense or loss Broker may sustain as a result of its inability to borrow shares of the Stock to complete its delivery obligation.  Purchaser expressly does not grant Broker any security interest in, lien on or right of set-off with respect to cash and/or shares of Stock in the Plan Account.  Purchaser under no circumstances shall be required to deposit cash or other collateral in the Plan Account, except for commissions (subject to the limitation in Section 5.1) and the purchase price of Stock.

5.3.           Purchaser and Broker acknowledge and agree that this Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

5.4.           This Plan constitutes the entire agreement between the parties with respect to this Plan and supersedes any prior agreements or understandings with regard to this Plan.  If requested, Purchaser shall execute a standard form account agreement with Broker, but in the event of conflict between any provision of such standard form account agreement and this Plan, the provisions of this Plan shall control.

5.5.           (a)           All notices to Broker under this Plan shall be given to Broker’s compliance office in the manner specified by this Plan by Email at jbecerra@jefferies.com, by facsimile at (646)786-5444 or by air courier to the address below:

Jefferies & Company, Inc.
520 Madison Avenue
New York, NY 10022
Attn:  Juan Becerra

(b)           All notices to Purchaser under this Plan shall be given to Purchaser in the manner specified by this Plan by Email at friedberg@sagardcapital.com by facsimile at 203-629-6721 or by air courier to the address below:

Sagard Capital Partners, L.P.
325 Greenwich Ave.
Greenwich, CT  06830
Attn.:  Dan Friedberg

(c)           All reports of purchases by Broker shall be given each Purchase Day by the most expeditious means to each of:

Dan Friedberg
325 Greenwich Ave.
Greenwich, CT  06830
friedberg@sagardcapital.com

and

Michael Braner
325 Greenwich Ave.
Greenwich, CT  06830
braner@SagardCapital.com

with copies to:

GP Strategies Corporation
6095 Marshalee Drive
Suite 300
Elkridge, MD  21075
Telephone:                    (410) 379-3620
Facsimile:                       (410) 540-5302
Attention:                      Kenneth L. Crawford, General Counsel
Email:                              kcrawford@gpworldwide.com

and

GP Strategies Corporation
6095 Marshalee Drive
Suite 300
Elkridge, MD 21075
Telephone:  (410) 379-3725
Facsimile:  (410) 540-5302
Attention:  Ann Blank, Director of Financial Reporting
Email:  ablank@gpworldwide.com

and

Finn Dixon & Herling LLP
177 Broad Street
Stamford, CT  06901
Telephone:                    (203) 325-5000
Facsimile:                       (203) 325-5001
Attention:                      Charles J. Downey III, Esq.
Email:                              cdowney@fdh.com

(d)           All such notices and communications may be directed to such other or additional persons or such other addresses for any party or person as may be specified by like notice.

5.7.           This Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

5.8.           If any provision of this  Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation.  All other provisions of this Plan will continue and remain in full force and effect.

5.9.           This Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

5.10           It is the intent of the parties that this Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Plan shall be interpreted to comply with the requirements of Rule10b5-1(c) under the Exchange Act.

[Remainder of Page Intentionally Left Blank – Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have signed this Plan as of the date first written above.

SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner
By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President

JEFFERIES & COMPANY, INC.
By:	/s/ Thomas Regan
Name: Thomas Regan
Title: Senior Vice President